November 14, 2011

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Philip Rothenberg, Staff Attorney

Re:	Acceleration of Effective Date
Local.com Corporation
Form S-3/A, Filed November 8, 2011
File No. 333-176542

Dear Sir or Madam:

Local.com Corporation (“Company”) hereby requests, pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective on November 16, 2011, at 2:00 p.m. Pacific Standard Time, or as soon as practicable thereafter.

The Company acknowledges that:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LOCAL.COM CORPORATION

By:	/s/ Kenneth S. Cragun
Kenneth S. Cragun Chief Financial Officer